Fish & Richardson p.c.
Frederick P. Fish 1855-1930 W.K. Richardson 1859-1951	February 22, 2007 Perry J. Hindin Special Counsel Division of Corporation Finance United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549	225 Franklin Street Boston, Massachusetts 02110-2804 Telephone 617 542-5070 Facsimile 617 542-8906 Web Site www.fr.com

FR ATLANTA AUSTIN BOSTON DALLAS DELAWARE NEW YORK SAN DIEGO SILICON VALLEY TWIN CITIES WASHINGTON, DC

Re:        LeCroy Corporation

Pre-Effective Amendment No. 2 of the Registration Statement on

Form S-3

Filed December 28, 2006 and January 5, 2007

File No. 333-139708

Dear Mr. Hindin:

On behalf of our client, LeCroy Corporation (the “Company”), please find attached hereto for review by the Securities and Exchange Commission (the “Commission”) six (6) copies of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form S-3 (as amended, the “Registration Statement”), three (3) of which are marked to show changes from the Company’s initial filing to the Registration Statement. The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter to Thomas H. Reslewic dated January 23, 2007 (the “Comment Letter”) and to effect such other changes as the Company deems appropriate.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in italicized, bold type and is followed by the Company’s response.

1.             Please review your fee table to clarify, if true, that you are registering not only the shares of common stock underlying the notes in connection with the resale by the selling shareholders of the notes but also the resale by the selling stockholders of your shares of common stock issuable upon conversion of the notes.

The “Calculation of Registration Fee” table of the Registration Statement has been revised to register the resale by the selling stockholders of the common stock issuable upon conversion of the notes.

Fish & Richardson p. c.

Perry J. Hindin

February 22, 2007

2.          If the shares of common stock you are registering are issuable upon conversion of the accrued interest as well as principal, please clarify whether holders of the notes have the discretion to receive interest payments in cash or stock.

We have revised the “Conversion Rights” section under the “Description of Securities to be Registered” to respond to the Staff’s comment.

3.         Please expand your summary to provide a brief description of the notes you are offering.

We have included a summary description of the notes to respond to the Staff’s comment.

Please acknowledge receipt of this letter and the enclosure by date stamping the enclosed copy of this letter and the enclosed copy of the revised Registration Statement and returning them to the undersigned in the self-addressed, stamped envelope enclosed for your convenience.

Please contact me at (617) 956-5924 or John Sorgini at (617) 956-5911 with any questions or comments regarding the enclosed materials.

Very truly yours,

Roger D. Feldman

Enclosures

cc:         Thomas H. Reslewic

             Sean O’Connor

             John P. Sorgini